File No. _____________


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 24, 2000



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                             AUGUST PROJECT 1 CORP.
                 (Name of Small Business Issuer in Its Charter)

                    FLORIDA                            Pending
                                                  -------------------
        (State or Other Jurisdiction of              (I.R.S. Employer
         Incorporation or Organization)           Identification Number)

                                    ---------

                        22 South Links Avenue, Suite 204
                             Sarasota, Florida 34236
                            Telephone: (941) 330-8051

                                   Copies to:
                             Clayton E. Parker, Esq.
                               Troy J. Rillo, Esq.
                           Kirkpatrick & Lockhart LLP
                      201 S. Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                            Telephone: (305) 539-3300

                                    ---------

Securities to be registered pursuant to Section 12(b) of the Act:

                                         Name of Each Exchange
Title of Each Class to be so Registered  on Which Each Class is to be Registered
---------------------------------------  ---------------------------------------

None                                     None

Securities to be registered pursuant to Section 12(g) of the Act:

           Common Stock, par value $0.001 per share


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                                     PART I

         FORWARD-LOOKING STATEMENTS. Some of the statements contained in this Form 10-SB constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "1933 Act"). These statements relate to future events, and are identified by words such as "may," "will," "should," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," or "continue" or the negative of such terms or other similar words. You should read these statements carefully because they discuss our future expectations, and we believe that it is important to communicate these expectations to our shareholders or potential shareholders. However, these statements are only anticipations. Actual events may differ materially. In evaluating these statements, you should specifically consider various factors, including the factors discussed under "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation." These factors may cause our actual results to differ materially from any forward-looking statement.

ITEM 1.  DESCRIPTION OF BUSINESS.

         OVERVIEW. We are August Project 1 Corp., a Florida corporation. Since our formation in July 1997, we have been active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. We have been in the development stage since inception and have undertaken no business operations to date. Other than issuing stock to our original shareholders, we have never commenced any operational activities. As such, we are considered a "shell" corporation, as our principal purpose is to locate and consummate a merger or acquisition with a private entity. Our company does not have any cash or other material assets, nor does it have a source of revenue to cover operating costs and to allow us to continue as a going concern. Accordingly, our independent accountants have included in our financial statements a going concern qualification footnote. Further, there can be no assurance that we will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to us.

         Our proposed business activities classify our company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

         We are voluntarily filling this registration statement because our primary attraction to a potential merger partner or acquisition vehicle is expected to be our status as a public company. Any business combination or transaction will likely result in a significant issuance of stock and substantial dilution to our present shareholders. A business combination or transaction will likely result in our shareholders losing a controlling interest in our company.

         Any target acquisition or merger candidate of our company will become subject to the same reporting requirements as we are upon consummation of any merger or acquisition. Thus, in the event we successfully complete the acquisition of or merger with an operating business, such business must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit our potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

         Our principal executive offices are located at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236, telephone number (941) 330-8051. These offices are provided for without rent or other expense by our President and sole Director, Earl T. Ingarfield.

         SALE OF CONTROL. On January 27, 2000, Mr. Ingarfield purchased approximately 97.3% of our outstanding common stock from two shareholders of our

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company.  As a  result,  Mr.  Ingarfield  is the  principal  shareholder  of our company, and through his ownership of our common stock, he is able to exert significant control over our operations, including the election of directors.

         SOURCES OF BUSINESS OPPORTUNITIES. Management will use its referral sources to attempt to identify operating businesses that may be interested in being acquired by our company. We do not intend to limit our search to any specific kind of industry or business. Management cannot predict at this time the status or nature of any venture in which we may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that our company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

         EVALUATION OF BUSINESS OPPORTUNITIES. If any operating business is identified as a potential acquisition or merger candidate, management will seek to determine whether such acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, we may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity due to our lack of capital.

         Because of our current financial situation, having no assets and no operating history, in the event we do successfully acquire or merge with an operating business opportunity, it is likely that our present shareholders will experience substantial dilution and there will be a probable change in control. Most likely, the owners of the business opportunity which we acquire or merge with, if any, will acquire control of our company following such transaction. Management has not established any guidelines as to the amount of stock it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of our shareholders.

         Management does not presently intend to borrow funds to compensate any persons, consultants, promoters, or affiliates in relation to the consummation of a potential merger or acquisition. However, if we engage outside advisors or consultants in its search for business opportunities, it may be necessary for us to attempt to raise additional funds. As of the date hereof, we have not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event our company does need to raise capital, most likely the only method would be the private sale of its securities. These possible private sales would most likely come from management or persons known by them or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operations. None of these people have any legal obligation to provide any capital to our company.

         In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by our officers or directors to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow our company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. If this situation arises, it is unlikely that similar terms and conditions would be offered to all other shareholders or that the shareholders would be given the opportunity to approve such a transaction.


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

         RIGHTS OF SHAREHOLDERS. Under Florida law, shareholders of a surviving entity are not entitled to vote to approve a possible acquisition or merger, except under certain circumstances which are not likely to apply. Furthermore, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of our company's outstanding stock decide by written consent to consummate an
acquisition  or  a  merger,   minority  shareholders  would  not  be  given  the
opportunity to vote on the issue. Our President, Earl T. Ingarfield, owns approximately 97.3% of our company's common stock and therefore he could alone approve by written consent any transaction requiring the vote of the holders of a majority of our company's stock. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, our company will provide to its shareholders any disclosure documentation required by the Securities Exchange Act of 1934 (the "Exchange Act") or Florida law, which information is likely to include audited financial statements of the target.

         COMPETITION. Because our company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. We are aware that there are other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. Our business will be in direct competition with these other public companies in our search for business opportunities and, due to our lack of funds, it may be difficult to successfully compete with these other companies.

         EMPLOYEES. As of the date hereof, our company does not have any full-time employees and has no plans for hiring employees until such time as our business warrants the expense, or until we successfully acquire or merge with an operating business. We may find it necessary to periodically hire part-time clerical help on an as-needed basis. Our company's management will devote only such time to our company as necessary to maintain its viability. It is estimated that management will devote less than ten hours per month to our present business activities.

         FACILITIES. Our company is currently using as its principal place of business the business office and address of the principal shareholder, Earl T. Ingarfield, located in Sarasota, Florida. Although we have no written agreement and pay no rent for the use of this facility, it is contemplated that at such future time as our company acquires or merges with an operating business, we will secure commercial office space from which we will conduct business. However, until such time as we complete an acquisition or merger, the type of business in which we will be engaged and the type of office and other facilities that will be required is unknown. We have no current plans to secure such commercial office space.

         INDUSTRY SEGMENTS. No information is presented regarding industry segments. Our company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of our operating history for the past two fiscal years.

CERTAIN BUSINESS RISK FACTORS

         Our company is subject to various risks which may materially harm our business, financial condition, and results of operations. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. THESE ARE NOT THE ONLY RISKS AND UNCERTAINTIES THAT WE FACE. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK IF ONE DEVELOPS COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.


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

         WE HAVE NO OPERATING HISTORY OR REVENUE FROM WHICH TO EVALUATE OUR BUSINESS

         We have had no operating history or revenue from operations since inception. In addition, we have no assets or financial resources. Due to our lack of operations and revenue, we expect to incur operating losses for the foreseeable future. Due to our lack of operations, there is limited information upon which investors can evaluate our business. Our independent auditors have noted that our company does not have significant cash or a source of revenue to cover its operating costs and to allow it to continue as a going concern. External capital will be required for us to continue as a going concern. We have no commitments or other sources of capital available to us. Our inability to continue as a going concern could result in a decline of our stock price, and you could lose money.


         BECAUSE WE HAVE NO OPERATIONS OUR FUTURE BUSINESS OPPORTUNITIES ARE HIGHLY SPECULATIVE

         The success of our proposed plan of operation will be highly dependent on any business opportunity which may be acquired in the future. Because we have not identified any such business opportunity, the nature of our future business operations, if any, will be highly speculative. There can be no assurance that we will be successful in acquiring any business opportunity, and we cannot predict the type of business operations any such business opportunity may conduct. You should consider the likelihood of our future success to be highly speculative in view of our lack of operating history, as well as a lack of any identifiable business opportunity. Our inability to acquire an operating business in a timely manner or at all could cause a decline in our stock price.


         WE MAY NOT BE ABLE TO IDENTIFY A BUSINESS OPPORTUNITY DUE TO THE SCARCITY OF AND COMPETITION FOR SUCH BUSINESS OPPORTUNITIES

         A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of a relatively small number of suitable business opportunities. Nearly all of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Additional competition for suitable business opportunities comes from other public "shell" companies, similar to our company. Our inability to identify and combine with a suitable business opportunity could cause a decline in our stock price, and you could lose money.

         WE HAVE NO AGREEMENT TO ENTER INTO A BUSINESS COMBINATION OR OTHER TRANSACTION

         We have no agreement to acquire or merge with another entity, and there can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. If identified there can be no assurance that we will be able to negotiate a business combination on terms favorable to our company. Management has not identified any particular industry or specific business within an industry for evaluation by our company. Moreover, we have not established any criteria by which to judge a business opportunity, including a specific length of operating history or level of earnings, assets or net worth. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics. Any of these factors may cause a decline in our stock price, and you could lose money.

         OUR MANAGEMENT IS EXPECTED TO EXERT SIGNIFICANT INFLUENCE OVER THE DIRECTION OF OUR COMPANY AND WILL DEVOTE A LIMITED AMOUNT OF TIME TO IDENTIFYING BUSINESS OPPORTUNITIES

         Through their stock ownership, management will be able to exert significant influence over the direction of our company and its business opportunities. None of our officers has entered into a written employment agreement with our company, and none is expected to do so in the future. We do not maintain any key man life insurance. Management is expected to devote about 10 hours per month to the present business of our company. As such, management's ability to identify a suitable business opportunity will be limited. Despite these factors, the loss of the services of these individuals, particularly Earl
T.  Ingarfield,  will  jeopardize  our ability to  identify a suitable  business


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opportunity  and  jeopardize  our ability to continue  operations.  This outcome would likely cause our stock price to decline.

         OUR OPERATIONS LACK DIVERSIFICATION

         Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with a business opportunity. Consequently, our activities may be limited to those engaged in by such a business opportunity. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry, which may adversely impact our operations and result in a lower stock price.

         MANAGEMENT MAY PARTICIPATE IN BUSINESS DEALINGS WHICH COMPETE WITH OUR COMPANY

         Management may in the future participate in business dealings which compete with the operations of our company. This may include the formation of other public "shell" companies, in which event, management will be able to choose which public "shell" company should acquire or merge with an identified business opportunity. If our company acquires or merges with a business opportunity, then management may have or develop other business dealings which compete with the operations of such business opportunity. This may make it more difficult for our company to identify a business opportunity or materially harm the operations of such business opportunity. These events, if realized, may cause our stock price to decline.

         HOLDERS OF OUR STOCK SHOULD EXPECT A CHANGE IN CONTROL UPON THE CONSUMMATION OF A BUSINESS COMBINATION, IF ANY

         If we are able to consummate a business combination, we expect to be required to issue shares of stock to the shareholders of the target business. We believe this stock issuance will result in the shareholders of the target business obtaining a controlling interest in our company. Any such business combination may require our management to sell or transfer all or a portion of his stock in our company or resign as officers and directors. This change of control would preclude management's participation in the future affairs of our company.

         HOLDERS OF OUR STOCK WILL BE DILUTED UPON CONSUMMATION OF A BUSINESS COMBINATION, IF ANY

         Upon consummation of a business combination, if any, we expect to issue new stock to the shareholders of the target business. This will reduce the percentage of stock owned by our shareholders, and may result in a change of control. In such event, if the price of our stock does not increase by a corresponding amount, the value of the shareholders stock may decline.


         TARGETS WILL BE REQUIRED TO HAVE AUDITED FINANCIAL STATEMENTS, WHICH REQUIREMENT MAY DELAY OR PRECLUDE AN ACQUISITION OR MERGER

         We believe that any potential business opportunity must provide audited financial statements for up to three years. One or more attractive business opportunities may choose to forego the possibility of a business combination with our company, rather than incur the expenses associated with preparing audited financial statements.

         THERE ARE DISADVANTAGES OF A BLANK CHECK OFFERING

         We may enter into a business combination with an entity that desires to establish a public trading market for its stock. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences include times delays of the registration process, significant expenses incurred in such undertaking or loss of voting control to public shareholders. You should consider these motivations in determining whether to become a shareholder in our company.



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

         WE MAY BE SUBJECT TO THE INVESTMENT COMPANY ACT OF 1940, WHICH WOULD RESULT IN SIGNIFICANT REGISTRATION AND COMPLIANCE COSTS

         We do not believe that our company will be subject to the Investment Company Act of 1940 because we will not be engaged in the business of investing or trading in securities. If we engage in business combinations in which we end up holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs.

         HOLDERS OF RESTRICTED STOCK WILL NOT BE ALLOWED TO DELL SUCH STOCK FOR 90 DAYS

         Much of our outstanding common stock constitutes "restricted securities" under Rule 144 promulgated under the 1933 Act. Restricted securities are securities acquired from an issuer or an affiliate of an issuer in a transaction not involving a public offering (i.e., a private placement). Such securities may be sold in accordance with Rule 144. Upon the effective date of this filing, our company will become a "reporting" company and will be required to file periodic reports with the Securities and Exchange Commission. Pursuant to Rule 144, a reporting company must be subject to the reporting requirements for a period of at least 90 days immediately prior to a sale of restricted securities. As such, holders of restricted securities will not be able to rely on Rule 144 to sell restricted securities for a 90 day period immediately following the effective date of this filing. Even after the expiration of this 90 day period, holders of restricted securities must, prior to selling such securities, present our company with a legal opinion in satisfactory form stating that such securities may be sold in reliance on Rule 144.

         OUR COMMON STOCK MAY BE DEEMED TO BE "PENNY STOCK"

         Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

         o     With a price of less than $5.00 per share;

         o     That are not traded on a "recognized" national exchange;

         o Whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or

         o In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

         Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to resell shares to third parties or to otherwise dispose of them.
This could cause our stock price to decline.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF OUR COMPANY AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING.

         OVERVIEW. Our company is considered a development stage company which has had no operations or income since inception in 1997. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by funds advanced to our company by an officer pursuant to a note payable. It is anticipated that we will require capital to maintain our corporate viability and necessary funds, including funds to cover expenses associated with being a public company, which will most likely be provided by management. However, unless we are able to facilitate an acquisition of or merger with an operating business or to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

         BALANCE SHEET. At December 31, 1999 and 1998, we had no current or total assets and no current or total liabilities.

         INCOME STATEMENT. We have not had any revenue since inception. No revenues are anticipated prior to us consummating an acquisition or merger and, until such time, we will attempt to minimize our expenses. Our main operating expenses are expected to consist of the costs or complying with the reporting requirements of the 1933 Act, including legal and accounting fees. For the years ended December 31, 1999 and 1998, we recorded no expenses. Our net loss was $0.

PLAN OF OPERATION

         We intend to seek to acquire assets or stock of an entity actively engaged in business in exchange for our stock. We have no agreement with any business opportunity, and we have not engaged in negotiations regarding any such acquisition.

         We have no full time employees. We do not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management has agreed to devote a portion of their time (expected to be approximately 10 hours per month) to the company's present business plan, without compensation. Management believes that the present business plan of our company can be implemented by their devoting minimal time to such business plan. As a result, conflicts of interest may arise with respect to the limited time commitment by management.

         Management may in the future become involved with other companies who have a business purpose similar to that of our company. As a result, potential conflicts of interest may arise in the future. See "Risk Factors "Management may participate in business dealings which compete with our company."

         We will only be able to satisfy our present and future cash requirements prior to a business combination, including the payment of legal and accounting fees associated with filing requisite reports under the Exchange Act, if management pays such expenses with their personal funds. These amounts may be loaned to us, or management may purchase additional stock, in exchange for paying such expenses on our behalf. We will be permitted to borrow money from, or to sell stock in one or more private placements to, unrelated parties, although such proceeds are unlikely to be available to us given our financial position.

GENERAL BUSINESS PLAN

         Our company's purpose is to seek, investigate and acquire an interest in one or more business opportunities presented to us. We will not restrict our search to any specific business, industry, or geographical location, and we may participate in a business venture of virtually any kind or nature. We expect to be able to participate in only one potential business opportunity because of our lack of assets and financial resources. This lack of diversification should be considered a substantial risk to shareholders because it will not permit our company to offset potential losses from one business opportunity against gains from another.

         We may seek a business opportunity with entities which have recently commenced operations, or which desire to utilize the public marketplace in order to raise additional capital. We may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances, and shortages of available capital, we believe that there are business opportunities seeking the perceived benefits of a public corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options, or similar benefits to key employees, providing liquidity for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         We have and will likely continue to have no capital with which to provide to the owners of business opportunities. However, we believe we offer such owners the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's and 10-Q's, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Despite these perceived benefits, we have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, our management, none of whom is a professional business analyst or experienced in such analysis. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention. In analyzing prospective business opportunities, we will consider such matters as we deem appropriate, including the available technical, financial and managerial resources, working capital and other financial requirements, history of operations, if any, prospects for the future, nature of present and expected competition, management experience, and other factors.

         Operating expenses will be kept to a minimum in the implementation of our business plan. The most significant operating expenses are expected to be the cost of complying with the reporting requirements under the Exchange Act, including legal and accounting fees.

         We cannot accurately predict the structure any future business combination will take. In structuring a business combination, however, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement. We may also acquire stock or assets of an existing business. On the consummation of a transaction, we expect that our current management and shareholders will no longer be in control of our company.

INFLATION

         In the opinion of management, inflation has not and will not have a material effect on our operations until such time as we successfully complete an acquisition or merger. At that time, management will evaluate the possible effects of inflation on our company related to it business and operations following a successful acquisition or merger.

GOING CONCERN OPINION

         Our independent auditors have added an explanatory paragraph to their audit opinions issued in connection with the 1999 and 1998 financial statements which states that our company does not have significant cash or other material assets to cover its operating costs and to allow it to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ITEM 3.  DESCRIPTION OF PROPERTY.

         We have no properties and at this time have no agreement to acquire any properties. We operate from the offices of our President and sole Director, Earl
T. Ingarfield, at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236. This space is provided on a rent free basis, and it is anticipated that this arrangement will remain until such time as we successfully consummate a merger or acquisition. We believe that this space will meet our needs for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth as of February 21, 2000, the names, addresses and stock ownership in our company for the current sole director and named executive officers of our company and every person known to our company to own five percent (5%) or more of the issued and outstanding shares of the common stock:


                                                                    SHARES BENEFICIARY          PERCENTAGE
TITLE OF CLASS:    NAME AND ADDRESS OF BENEFICIAL OWNER:                  OWNED:               OF CLASS(1):
--------------     ------------------------------------                   -----                -----------

Common             Earl T. Ingarfield                                     4,867,000                  97.3%
                   22 South Links Avenue, Suite 204
                   Sarasota, Florida  34236

Common             Jerry Busiere                                                  0                   0.0%
                   22 South Links Avenue, Suite 204
                   Sarasota, Florida  34236


----------------------

(1) Based on the number of shares of common stock outstanding as of February 21, 2000. On such date, we had 5,000,000 shares of common stock outstanding, and we had no outstanding options or other securities convertible into shares of common stock.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Information concerning our current executive officers and directors is set forth in the following table:

           NAME:                     AGE:     POSITION:
           ----                      ---      --------

           Earl T. Ingarfield         40      President, Chief Executive Officer
                                              and Director

           Jerry Busiere              65      Secretary

         EARL T. INGARFIELD has been the Chief Executive Officer, President and the sole Director since February 2000. Since June 1998, Mr. Ingarfield has been the Chief Executive Officer, President and a Director of Avid Sportswear & Golf Corp., a company which designs, manufactures and markets sports apparel. Since June 30, 1995, Mr. Ingarfield has also been the owner of Lido Capital Corporation, a privately-held company in Sarasota, Florida, and a principal shareholder of our company. From 1979 to 1987, he was a professional hockey player for the Atlanta Flames, Calgary Flames and Detroit Red Wings. For many years, he has also been involved in Indy-car racing, offshore boat racing and is an avid golfer.

         JERRY BUSIERE has been the Secretary since February 2000. Since June 1998, Mr. Busiere has been the Secretary, Treasurer and a Director of Avid Sportswear & Golf Corp., a company which designs, manufactures and markets sports apparel. From 1997 to July 1998, he was Controller of Lido Capital Corporation, a privately-held company owned by Mr. Ingarfield. From 1989 to 1995, he was a Senior Rate Analyst and Chief Financial Officer of Poly-Portables, Inc., a Georgia-based manufacturing company. From 1962 to 1988, he owned his own accounting practice. He has served as a consultant for numerous companies, such as Wellcraft Boat Manufacturing, Englewood Disposal Service, Poly-Portables, Inc., Colony Beach Resort, Buccaneer Inn and Far Horizon Resorts. He received an A.S. Degree in 1973 from the University of South Florida in Sarasota, Florida.

ITEM 6.  EXECUTIVE COMPENSATION.

         No compensation is paid or anticipated to be paid to management. We have not entered into employment agreements with either Mr. Ingarfield or Mr. Busiere, and we do not intend to enter into any employment agreements until such time as we acquire a business opportunity, if at all. Management has agreed to act without compensation until a business opportunity is acquired, if at all. No compensation is being accrued for management, and we do not anticipate issuing stock to management in exchange for their services. If we acquire or merge with a business opportunity, current management may resign and be replaced by persons associated with the business acquired. If any member of management remains after acquiring a business opportunity, that member's time commitment may be adjusted based on the nature and method of acquisition and location of the business acquired. Compensation of management will be determined by the new board of directors, and our shareholders will not have the opportunity to vote on or approve such compensation.

         The sole director does not receive any compensation for his duties as a director.

         No retirement, pension, profit sharing, stock option, or other employee benefit plan has been adopted by our company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In connection with our organization, on July 11, 1997, we issued a total of 5,000,000 shares of stock to our officers, directors, and other individuals known to our officers and directors. These individuals paid a total purchase price of $2,000.

         Our officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which our company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in our minutes. If directors are presented with business opportunities that may conflict with business interests identified by us, such opportunities must be promptly disclosed to the Board of Directors and made available to us. In the event the Board shall reject an opportunity so presented and only in that event, any of our officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of us. There can be no assurance, however, that these efforts will be successful.

         Under Rule 405 promulgated under the 1933 Act, Messrs. Ingarfield and Busiere may be deemed to be promoters of our company. See "Directors, Executive Officers, Promoters and Control Persons." Only the participation of the named officers and sole director will be material to the operations of our company and no promoters (as that term is defined in Regulation C, Rule 405) exist, other than the officers and sole director of our company, who will act on our behalf. There exist no agreements or understandings for any officer or the sole director to resign at the request of another person and none of the officers or sole director will act on the behalf of, or at the direction of, any other person.

ITEM 8.  DESCRIPTION OF SECURITIES.

         AUTHORIZED CAPITAL STOCK. The authorized capital stock of our company consists of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date hereof, we have 5,000,000 shares of common stock outstanding. The following description is a summary of our capital stock and is subject to and qualified in its entirety by reference to the provisions of the Articles of Incorporation and the Bylaws of our company, which are included as exhibits to this filing.

         COMMON STOCK. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our shareholders, including the election of directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. In the event of liquidation, dissolution or winding up of our company, shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

         PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by Florida law, or the rules of any quotation system or national securities exchange on which stock of our company may be quoted or listed, to provide for the issuance of shares of preferred stock in one or more series; to establish from time to time the number of shares to be included in each such series; to fix the rights, powers, preferences, and privileges of the shares of such series, without any further vote or action by the shareholders. Depending upon the terms of the preferred stock established by the Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. Our company has no present plans to issue any shares of preferred stock.

         ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND FLORIDA LAW

         The following provisions of the Articles of Incorporation and Bylaws of our company could discourage potential acquisition proposals and could delay or prevent a change in control of our company. Such provisions may also have the effect of preventing changes in the management of our company.

         AUTHORIZED BUT UNISSUED STOCK. The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

         BLANK CHECK PREFERRED STOCK. The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our company's management.

         FLORIDA BUSINESS COMBINATION LAW. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. This law generally prohibits a Florida corporation from engaging in a business combination with an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the outstanding voting stock of our company or any person affiliated with such person) for a period of three years following the date that such shareholder became an interested shareholder, unless the combination or the purchase of shares made by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the corporation before that date. A corporation may not engage in any combination with an interested shareholder of the corporation after the expiration of three years after his date of acquiring shares unless:

         o The combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the date such interested shareholder acquired such shares;

         o A combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested shareholder proposing the combination, or any affiliate or associate of the interested shareholder proposing the combination, at a meeting called for that purpose no earlier than three years after the interested shareholder's date of acquiring shares; or

         o If the aggregate amount of cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by all of the holders of outstanding common shares of the corporation not beneficially owned by the interested shareholder, satisfies the fair value requirements of Florida law.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Our company's shares of common stock began trading on the National Quotation Bureau's "pink sheets" on September 16, 1999, under the symbol "AUUI." No shares of our company's common stock have previously been registered with the Commission or any state securities agency or authority. Our company's high and low bid prices by quarter since our stock was first quoted on the pink sheets are as follows:

                                         CALENDAR YEAR 1999(1)

                                        HIGH BID           LOW BID
                                        --------           -------
              Fourth quarter               $0.50             $0.50


-------------------------

(1) These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

         There are no bid or ask prices reported for the period January 1, 2000 to February 22, 2000. On February 21, 2000, our company had approximately 35 shareholders of record. Of the 5,000,000 shares outstanding as of February 22, 2000, 133,000 shares are eligible for resale under Rule 144 promulgated under the 1933 Act, subject to certain limitations. There are no options or warrants to purchase, or securities convertible into, the Company's stock.

         We have not paid dividends in the past on any class of stock and we do not anticipate paying dividends in the foreseeable future. There are no restrictions that limit the payment of future dividends on any class of stock.

         We intend to apply to the NASD for quotation on the OTC Bulletin Board. Our company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotations for our company's shares to be published by such service. Even if the NASD permits our company's stock to be quoted on the OTC Bulletin Board, there can be no assurance that an active trading market will ever exist or be maintained. Also, secondary trading of our company's shares may be subject to certain state imposed restrictions regarding shares of shell companies. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our company's securities.

         The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, our company has no plans to register its securities in any particular state. Further, most likely our company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule.
Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act. See Risk Factors - "Our common stock may be deemed to be `penny stock."

DIVIDEND POLICY

         Our  company  has  not   declared  or  paid  cash   dividends  or  made
distributions in the past, and our company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On July 11, 1997, in connection with the formation of our company, we issued 5,000,000 shares to thirty five individuals for total consideration of $2,000 of services provided by such individuals. This transaction was exempt from registration pursuant to Section 4(2) of the 1933 Act because all such individuals were believed to be sophisticated and given sufficient access to all information regarding our company.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to authority conferred by applicable Florida law, our Articles of Incorporation provide that our directors, officers, and employees be indemnified to the fullest extent permitted by Florida law.

                             AUGUST PROJECT I CORP.
                          (A Development Stage Company)




                                    PART F/S

TABLE OF CONTENTS TO FINANCIAL STATEMENTS:

                                                                          PAGE

         INDEPENDENT AUDITORS' REPORT.....................................F-2

         ASSETS...........................................................F-3

         LIABILITIES AND STOCKHOLDERS' EQUITY.............................F-4

         STATEMENT OF OPERATIONS..........................................F-5

         STATEMENT OF STOCKHOLDERS' EQUITY................................F-6

         STATEMENT OF CASH FLOWS..........................................F-7

         NOTES TO FINANCIAL STATEMENTS..................................F-8-9

                             BARRY L FRIEDMAN, P.C.
                           CERTIFIED PUBLIC ACCOUNTANT

1582 Tulita Drive                                        Office   (702) 361-8414
Las Vegas, Nevada  89123                                  Fax No. (702) 896-0278


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors
August Project I Corp.                                         February 21, 2000
Miami, Florida

         I have audited the accompanying Balance Sheets of August Project I Corp. (a Development Stage Company), as of December 31, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1999, December 31, 1998, and the period July 10, 1997 (inception), to December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of August Project I Corp. (A Development Stage Company) as of December 31, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and cash flows for the two years ended December 31, 1999, December 31, 1998, and the period July 10, 1997 (inception), to December 31, 1997, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Barry L. Friedman
---------------------------------
Barry L. Friedman
Certified Public Accountant

                             AUGUST PROJECT I CORP.
                         (A Development Stage Company)

                                  BALANCE SHEET
                                  -------------

                                     ASSETS
                                     ------

                                          December      December     December
                                          31, 1999      31, 1998     31, 1997


CURRENT ASSETS                            $     0        $     0      $     0
                                          -------        -------      -------

     TOTAL CURRENT ASSETS                 $     0        $     0      $     0
                                          -------        -------      -------

OTHER ASSETS                              $     0        $     0      $     0
                                          -------        -------      -------

     TOTAL OTHER ASSETS                   $     0        $     0      $     0
                                          -------        -------      -------

     TOTAL ASSETS                         $     0        $     0      $     0
                                          -------        -------      -------





   The accompanying notes are an integral part of these financial statements


                             AUGUST PROJECT I CORP.
                         (A Development Stage Company)


                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                       December            December         December
                                                                       31, 1999            31, 1998         31, 1997


CURRENT LIABILITIES                                                     $      0             $    0            $   0
                                                                      ----------          ---------        ---------
     TOTAL CURRENT LIABILITIES                                          $      0             $    0            $   0
                                                                      ----------          ---------        ---------

STOCKHOLDERS' EQUITY (Note #1)

         Common Stock, $.001 par value authorized
         50,000,000 Shares issued and outstanding at
         December 31, 1997-5,000,000 shs                                                                     $ 5,000
         December 31, 1998-5,000,000 shs                                                    $ 5,000
         December 31, 1997-5,000,000 shs                                $  5,000

         Additional paid in Capital                                       -3,000             -3,000           -3,000

         Deficit accumulated during the development stage                 -2,000             -2,000           -2,000
                                                                      ----------          ---------        ---------
     TOTAL STOCKHOLDERS' EQUITY                                           $    0              $   0            $   0
                                                                      ----------          ---------        ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $    0              $   0            $   0
                                                                      ==========          =========        =========




   The accompanying notes are an integral part of these financial statements


                             AUGUST PROJECT I CORP.
                         (A Development Stage Company)


                             STATEMENT OF OPERATIONS
                                                          Year              Year           July 10,       July 10, 1997
                                                         Ended              Ended          1997, to      (inception) to
                                                        Dec. 31,          Dec. 31,         Dec. 31,         Dec. 31,
                                                          1999              1998             1997             1999
                                                       ----------        ----------       ----------     --------------
INCOME

     Revenue                                           $        0        $        0       $     0          $        0
                                                       ----------        ----------       ----------      -------------
EXPENSES

     General, Selling and Administrative               $        0        $        0        $   2,000       $   2,000
                                                       ----------        ----------       ----------      -------------
         Total Expenses                                $        0        $        0        $   2,000       $   2,000
                                                       ----------        ----------       ----------      -------------
Net Loss                                               $        0        $        0        $  -2,000       $  -2,000
                                                       ==========        ==========       ==========       ============
Net Loss per weighted share (Note #2)                  $      NIL        $      NIL        $  -.0004       $  -.0004
                                                       ==========        ==========       ==========       ============
Weighted average number of common shares
  outstanding                                           5,000,000         5,000,000        5,000,000       5,000,000
                                                       ==========        ==========       ==========       ============


   The accompanying notes are in integral part of these financial statements



                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                                                          Additional
                                                               Common Stock                 paid-in        Accumulated
                                                         Shares            Amount          capital           Deficit
                                                         ------            ------          -------           -------


July 11, 1997 issued for services                         5,000,000         $  5,000         $ -3,000        $       0

Net loss, July 10, 1997, to December 31, 1997                                                                   -2,000
                                                          ---------         --------         --------        ---------

Balance, December 31, 1997                                5,000,000         $  5,000         $ -3,000        $  -2,000

Net loss year ended December 31, 1998                                                                                0
                                                          ---------         --------         --------        ---------

Balance, December 31, 1998                                5,000,000         $  5,000         $ -3,000        $  -2,000

Net loss year ended December 31, 1999                                                                                0
                                                          ---------         --------         --------        ==-------

Balance, December 31, 1999                                5,000,000         $  5,000         $ -3,000        $  -2,000
                                                          =========         ========         ========        =========



                             STATEMENT OF CASH FLOWS
                                                          Year              Year           July 10,       July 10, 1997
                                                         Ended              Ended          1997, to      (inception) to
                                                        Dec. 31,          Dec. 31,         Dec. 31,         Dec. 31,
                                                          1999              1998             1997             1999


Cash Flows from Operating Activities

     Net Loss                                               $     0          $     0         $ -2,000         $  -2,000

     Adjustment to reconcile net loss to net cash
     provided by operating activities                             0                0                0                 0

     Issuance of common stock for services                        0                0           +2,000            +2,000

Changes in assets and liabilities

     Increase in current liabilities                              0                0                0                +0
                                                            -------          -------           ------           -------
Net cash used in operating activities                       $     0          $     0           $    0           $     0

Cash Flows from investing activities                              0                0                0                 0

Cash Flows from financing activities

     Issuance of common stock for cash                            0                0                0                 0
                                                            -------          -------           ------           -------

Net increase (decrease) in cash                             $     0          $     0           $    0           $     0

Cash, Beginning of period                                         0                0                0                 0
                                                            -------          -------           ------           -------

Cash, End of period                                         $     0           $    0           $    0           $     0
                                                            =======          =======           ======           =======

                             AUGUST PROJECT I CORP.
                         (A Development Stage Company)

          December 31, 1999, December 31, 1998, and December 31, 1997

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - History and Organization of the Company

         The Company was organized July 10, 1997, under the laws of the State of Florida as August Project I Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

         On July 11, 1997, the Company issued 5,000,000 shares of its $.001 par value common stock for services of $2,000.

NOTE 2 - Accounting Policies and Procedures

         The Company has not determined its accounting policies and procedures, except as follows:

         l.       The Company uses the accrual method of accounting.

         2. Earnings or loss per share is calculated using the weighted averaged number of shares of common stock outstanding.

         3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - Going Concern

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - Warrants and Options

         There are no warrants or options outstanding to acquire any additional shares of common stock.

                             AUGUST PROJECT I CORP.
                         (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED

           December 31, 1999, December 31, 1998, and December 31, 1997


NOTE 5 - Related Party Transactions

         The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests.
The Company has not formulated a policy for the resolution of such conflicts.

                             AUGUST PROJECT I CORP.
                         (A Development Stage Company)


                                    PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION.


 EXHIBIT
   NO.       DESCRIPTION                                      LOCATION
   ---       -----------                                      --------

   2.01 Stock Purchase Agreement dated as of January Provided herewith. 27, 2000 among our company, Lido Capital
             Corporation, Eric P. Littman and Dennis Sturm
   3.01 Articles of Incorporation filed on July 10, Provided herewith. 1997 with the Florida Secretary of State
   3.02      Articles of Amendment to Articles of
             Incorporation                                    Provided herewith.
   3.03      Bylaws                                           Provided herewith.
  11.01      Statement re: Computation of Earnings            Not Applicable.
  16.01      Letter on Change in Certifying Accountant        Not Applicable.
  21.01      Subsidiaries of our company                      Not Applicable.
  23.01      Consent of Independent Accountants               Provided herewith.
  24.01      Power of Attorney                                Not Applicable.
  27.01      Financial Data Schedule                          Provided herewith.

                             AUGUST PROJECT I CORP.
                         (A Development Stage Company)


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  February 24, 2000
       -------------------

                                             By: /s/ Earl T. Ingarfield
                                                 -----------------------------
                                             Name: Earl T. Ingarfield
                                                   ---------------------------
                                             Title: President
                                                    --------------------------



                                       16